August 31, 2017
Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange
Commission
100 F Street NE
Washington, D.C. 20549

Re: Ormat Technologies, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2016
        Filed March 1, 2017
        Schedule 14A
        Filed April 10, 2017
        File No. 1-32347

Dear Ms. Ransom:
Ormat Technologies, Inc. (the "Company") acknowledges receipt of the letter dated August 4, 2017 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") containing comments to the disclosures provided by the Company in its Definitive Proxy Statement on Schedule 14A filed with the Commission on April 10, 2017 (the "2017 Proxy Statement").
Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.
Schedule 14A
Annual Bonus, page 25

We note that the payment of bonuses to your named executive officers (other than your CEO) pursuant to the Plan was based on the "achievement of certain performance measures" and that "[t]arget, minimum and maximum awards, specified as a percentage of the employee's base compensation, [were] established for each participating employee."  Please revise to provide disclosure regarding the performance measures upon which such awards were based, how such performance measures were evaluated, the various target levels set by the Compensation

ORMAT TECHNOLOGIES, INC.
6225 Neil Road ●	Reno, NV 89511-1136 ●	Phone : (775) 356-9029 ●	Fax : (775) 356-9039
E-mail: ormat@ormat.com		Web site: http://www.ormat.com

Ms. Mara L. Ransom
August 31, 2017

Committee, and the level of performance actually achieved by the Company and/or each named executive officer.  Please also clarify whether the Compensation Committee has the discretion to grant such awards absent attainment of the stated performance targets.  In addition, please revise to provide disclosure regarding the considerations made by the Compensation Committee when determining the number of equity awards awarded to each named executive officer; in this regard, we note that, in making such determinations, the Compensation Committee considers the Company's performance and relative stockholder return, the expected contribution of the officer in question, the Company's growth and success and past awards given.  Please refer to Item 402(b)(2)(iv), (v) and (vi) of Regulation S-K.

The Company proposes to replace in its future proxy statement filings on Schedule 14A the disclosures in the third and fourth paragraphs under the heading "Annual Bonus" in Compensation Discussion and Analysis in the 2017 Proxy Statement with the following disclosures:

"Annual bonuses for our other NEOs are payable in accordance with the Company's Annual Management Incentive Plan (the "Plan"), which was approved by the Board and the Compensation Committee on February 23, 2016.  The Plan provides for annual cash incentive awards for participating employees based upon achievement of certain performance measures established by the Compensation Committee, based on the recommendations of our CEO.  At the beginning of each fiscal year, our CEO reviews with the Compensation Committee the Company's objectives under the strategic plan, the Company's annual budget, the compensation practices of our peers and other market data, and recommends measurable financial and/or operational goals for the upcoming fiscal year.  These measurable financial and/or operational goals may be with respect to the performance of the Company on a consolidated basis, the performance of the Company in a particular country or region and/or the performance of a business unit or operating segment of the Company, including a geographically-based business unit.

Based upon the CEO's recommendations, the Compensation Committee establishes Company Performance Metrics (as defined in the Plan), other individual performance criteria and varying levels of achievement under such Company Performance Metrics that result in the payment of minimum and maximum cash incentive awards, specified by the Compensation Committee as a percentage of the Plan participant's base salary, for each Plan participant for each fiscal year.  The Compensation Committee also assigns a weight to the Company Performance Metrics and individual performance criteria that reflects the contribution of achievement of each Company Performance Metric and the individual performance criteria to a Plan participant's incentive award.  The Company Performance Metrics and individual performance criteria against which performance is measured for each Plan participant in a given fiscal year may include: consolidated revenue, consolidated adjusted EBITDA, net income, Electricity segment revenue, Electricity segment gross profits, generation (GWh), Product segment sales, Product segment gross margin, next year bookings, project costs as of project completion and/or manufacturing costs as of project completion.  In the event the level of

Ms. Mara L. Ransom
August 31, 2017

achievement of a Company Performance Metric falls between the levels corresponding to a minimum and maximum incentive award, the Plan participant's incentive award will be based on a linear interpolation between the minimum and maximum incentive award amounts.  Levels of achievement for each Plan participant for each fiscal year are measured by the CEO (or the Compensation Committee, in the case of an incentive award to the CEO) based on the reported Company Performance Metrics in the Company's audited financial statements, Annual Report on Form 10-K for such fiscal year and/or internal budgets, within 45 days after approval of the Company's annual financial statements by the Board.  The Plan also requires that (i) at least 50% of any performance-based award be based on achievement of the established Company Performance Metrics and/or individual performance criteria and (ii) no performance-based award be paid under the Plan for any fiscal year unless the Company's consolidated annual net income for such fiscal year is positive.  Under the Plan, the Compensation Committee has the authority to make incentive awards to any one or more Plan participants during any fiscal year as the Compensation Committee determines in its discretion is appropriate and in the best interests of the Company, regardless of the level of achievement of established Company Performance Metrics for such fiscal year.  Such discretionary awards may be based upon the Plan participant's individual performance or achievement of individual goals and certain subjective assessments of the Plan participant's leadership and other contributions to the Company, as well as expected future contributions to the Company."

Additionally, the Company proposes to add to its future proxy statement filings on Schedule 14A under the heading "Annual Bonus" in Compensation Discussion and Analysis the following disclosures, updated to reflect information for the fiscal years covered by such future filings:

"For fiscal year 2016, incentive awards to each of our NEOs (other than our CEO) under the Plan were based upon (i) for all NEOs (other than our CEO), achievement of revenue and Adjusted EBITDA targets of $660 million and $308 million, respectively and (ii) for each NEO (other than our CEO), achievement of individual performance criteria specific to each NEO's role at the Company, including net income, Electricity and Product segment revenue, Electricity and Product segment gross margin, Product segment new sales (i.e., sales made in fiscal year 2016 for which the Company expects to recognize revenue after the end of fiscal year 2016) and electricity generation, compared to the Company's goals.  The Company Performance Metrics applicable to all NEOs and the individual performance criteria specific to each NEO are based upon the Company's fiscal year 2016 corporate strategic initiatives, the Company's annual budget and individual performance.  The chart below indicates the weight assigned to each Company Performance Metric and the individual performance criteria for each NEO for fiscal year 2016:

 Ms. Mara L. Ransom
August 31, 2017

Named Executive Officer	Revenue	Adjusted EBITDA	Individual Performance Criteria	Discretionary
Doron Blachar, Chief Financial Officer	20%	20%	40%	20%
Zvi Krieger, Executive Vice President, Electricity Segment	10%	10%	60%	20%
Bob Sullivan, Executive Vice President, Business Development Sales and Marketing	10%	10%	60%	20%
Shimon Hatzir, Executive Vice President, Engineering	30%	30%	0%	40%

The chart below indicates the target and actual level of performance achieved with respect to each of the Company Performance Metrics applicable to all NEOs (other than our CEO), as determined by the CEO (all dollar amounts are in millions):
Company Performance Metric	Target	Actual
Revenue	$660	$663
Adjusted EBITDA	$308	$324

The Compensation Committee set minimum and maximum incentive award amounts for fiscal year 2016 at approximately 8% and 75% of the NEOs' annual base salaries, or approximately one month's base salary and nine months' base salary, respectively.  The chart below indicates, for each of our NEOs (other than the CEO), after linear interpolation, the amount of the incentive award earned and paid out to him, expressed as a percentage of the maximum incentive award amount:
Named Executive Officer	% of Award Earned and Paid Out
Doron Blachar, Chief Financial Officer	85%
Zvi Krieger, Executive Vice President, Electricity Segment	83%
Bob Sullivan, Executive Vice President, Business Development Sales and Marketing	75%
Shimon Hatzir, Executive Vice President, Engineering	71%

 Ms. Mara L. Ransom
August 31, 2017
Accordingly, Messrs. Blachar, Krieger, Sullivan and Hatzir received incentive awards of approximately 64%, 62%, 56% and 53% of their annual base salaries, respectively, under the Plan in respect of the level of performance achieved with respect to the Company Performance Metrics and individual performance criteria, as described above."
Additionally, the Company proposes to replace in its future proxy statement filings on Schedule 14A the disclosures in the second paragraph under the heading "Equity Awards" in Compensation Discussion and Analysis in the 2017 Proxy Statement with the following disclosures:
"Within one month after the Compensation Committee determines the annual basket of equity awards that may be made to all of our employees, including our NEOs, our CEO recommends to the Compensation Committee the particular amount of equity awards to be made to each of the NEOs after consideration of a variety of factors, including the Company's performance and relative stockholder return, the expected contribution of the NEO to the Company's growth and success, awards granted to the NEOs in past years and certain survey and other market data regarding our peers' compensation practices.  These factors are not assigned any particular weight nor does the Compensation Committee use a formula to apply these factors in order to determine the number of equity awards to be made to each of our NEOs.  Instead, the Compensation Committee uses its judgment and experience in considering these factors to determine the appropriate number of equity awards to be granted to each of our NEOs for each fiscal year to ensure there is a strong link between our NEOs' compensation and performance and alignment of our NEOs' interests with those of our stockholders.  Additionally, the Compensation Committee benchmarks against the average value of long-term equity incentive awards granted to NEOs with similar responsibilities at peer companies based on information provided to the Compensation Committee by AON Hewitt and Zviran (Israel), with the goal of offering competitive equity compensation that allows us to retain and incentivize our NEOs, while remaining within appropriate ranges established by our peers and the broader market.  In general, the equity awards we grant to our NEOs are subject to the same pricing, vesting and exercise terms that govern the grant of equity awards to all of our employees. "
Please do not hesistate to contact the undersigned if there are any remaining questions or if you require further information.

 Ms. Mara L. Ransom
August 31, 2017

Very truly yours,

/s/ Doron Blachar

Doron Blachar
Chief Financial Officer
Ormat Technologies, Inc.

cc:	Securities and Exchange Commission Scott Anderegg, Attorney-Advisor
Lilyanna Peyser, Special Counsel

Norton Rose Fulbright US LLP
Noam Ayali, Esq., Partner
Charles E. Hord, III, Esq., Partner